UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Harte-Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

416196103

(CUSIP Number)

Robert L. R. Munden Harte-Hanks, Inc. 9601 McAllister Freeway, Suite 610 San Antonio, Texas 78216 (210) 829-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Larry Franklin N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,689,527
	8	SHARED VOTING POWER: 1,540,963
	9	SOLE DISPOSITIVE POWER: 2,689,527
	10	SHARED DISPOSITIVE POWER: 1,540,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,230,490
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.65%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 63,625,589 shares of Common Stock of Harte-Hanks, Inc. outstanding as of September 30, 2010.

Item 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock of Harte-Hanks, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.

Item 2.	IDENTITY AND BACKGROUND.

(a) (b) (c)

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Amendment No. 3 is hereby filed by Larry Franklin (the “Reporting Person”), 9601 McAllister Freeway, Suite 610 , San Antonio, Texas 78216. His position with the Issuer is to serve as a director of the Issuer, 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.

(d)-(j) Not applicable.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Amount Beneficially Owned: 4,230,490

Percent of Class: 6.65% (Based on 63,625,589 shares of Common Stock of the Issuer outstanding as of September 30, 2010).

The Reporting Person directly owns 1,300,569 restricted and unrestricted shares of Common Stock and 75,000 shares of Common Stock of the Issuer in options exercisable within 60 days. The Reporting Person owns an aggregate of 656,979 shares of Common Stock of the Issuer indirectly through three grantor retained annuity trusts (each a “GRAT”) as his separate property and his wife owns 656,979 shares of Common Stock of the Issuer indirectly through three GRATs as her separate property. As the sole trustee of each of the GRATs, the Reporting Person has the power to direct the receipt of dividends from or the proceeds from the sale of such shares pursuant to the relevant trust agreement. Each beneficiary of each trust has the right to receive dividends from or the proceeds from the sales of such shares held in such trust in accordance with the relevant trust agreement.

The Reporting Person disclaims beneficial ownership of an aggregate of 1,540,963 shares of Common Stock (the “Disclaimed Shares”) and has no pecuniary interest in the Disclaimed Shares, which are held as follows: (1) the Franklin Family Foundation (the “Foundation”), of which the Reporting Person is one of four directors, owns 82,405 of the Disclaimed Shares; and (2) an aggregate of 1,458,558 of the Disclaimed Shares are held in trusts of which the Reporting Person serves as co-trustee and holds shared voting and dispositive power.

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 2,689,527

(ii)	Shared power to vote or to direct the vote: 1,540,963

(iii)	Sole power to dispose or direct the disposition of: 2,689,527

(iv)	Shared power to dispose or direct the disposition of: 1,540,963

(c)	The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past sixty (60) days, except as listed below:

The Reporting Person is the co-trustee of the Sharon Shelton Trust and the Sindy Shelton Trust. On December 28, 2010, 1,000,000 shares of Common Stock from the Sharon Shelton Trust (the “Sharon Trust”) were transferred to a beneficiary of the Sharon Trust. On the same day, a total of 800,000 shares of the Common Stock were transferred from the Sindy Shelton Trust (the “Sindy Trust”) to two different beneficiaries of the Sindy Trust. As a result of these transfers, the Reporting Person is no longer the beneficial owner of 1,800,000 shares of Common Stock of the Issuer.

On December 7, 2010, the Foundation sold 3,000 shares of the Common Stock of the Issuer on the open market at a price per share of $12.90 through Merrill Lynch.

On December 10, 2010, the Foundation sold 3,000 shares of the Common Stock of the Issuer on the open market at a price per share of $13.43 through Merrill Lynch.

On December 14, 2010, the Reporting Person gave a total of 8,874 shares of the Common Stock of the Issuer to his children and grandchildren as described in the Reporting Person’s Form 4 as filed on December 14, 2010.

(d)	See Item 5(a).

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5(a) regarding custodial account, trust and foundation arrangements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 26, 2011

/s/ Larry Franklin
By: Robert L. R. Munden, Senior Vice President, General Counsel and Secretary of the Issuer, by Power of Attorney